UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-54149

Premier Royalty Inc.
(Exact name of registrant as specified in its charter)

95 Wellington Street West, Suite 925, PO Box 43, Toronto, Ontario M5J 2N7
(807) 476-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [_]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [_]	Rule 12h-6(i) [_]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.     Exchange Act Reporting History

Premier Royalty Inc. (formerly known as “Bridgeport Ventures Inc.”, and referred to herein as the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on the 60th day after October 7, 2010.

The Company has filed or submitted all reports required under Exchange Act Section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this Form, and the Company has filed at least one annual report under Section 13(a).

Item 2.     Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.     Foreign Listing and Primary Trading Market

The Company has maintained a listing of its common shares (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) since April 16, 2010, the date of initial listing of the Common Shares. The TSX is located in Canada, and Canada constitutes the primary trading market for the Common Shares. The percentage of trading in the Common Shares that occurred in Canada during the 12-month period beginning March 23, 2012 and ending March 22, 2013 was 97.9% .

Item 4.     Comparative Trading Volume Data

The average daily trading volumes of the Common Shares have been measured for the period beginning on March 23, 2012 and ending on March 22, 2013.

The average daily trading volume of the Common Shares in the United States for the period beginning March 23, 2012 and ending March 22, 2013 was 1,172 Common Shares. The average daily trading volume of the Common shares on a worldwide basis for the period beginning March 23, 2012 and ending March 22, 2013 was 63,574 Common Shares.

The average daily trading volume of the Common Shares in the United States for the period beginning March 23, 2012 and ending March 22, 2013 was 1.8% of the average daily trading volume of the Common Shares on a worldwide basis for the period beginning March 23, 2012 and ending March 22, 2013.

The Common Shares have never been listed on nor delisted from a national securities exchange or inter-dealer quotation system in the United States.

The Company has never terminated a sponsored American depositary receipt (ADR) facility regarding the Common Shares.

The trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 under the Exchange Act was obtained from The NASDAQ Stock Market and Bloomberg. Trading volume information in the United States was obtained from The NASDAQ Stock Market, and trading volume information in Canada was obtained from Bloomberg.

Item 5.     Alternative Record Holder Information

Not applicable.

Item 6.     Debt Securities

Not applicable.

Item 7.     Notice Requirement

On March 27, 2013, the Company issued a press release announcing its intent to terminate its registration of Common Shares under Section 12(g) of the Exchange Act, and its duty to file reports under Section 13(a) of the Exchange Act. The Company disseminated this press release and notice via Marketwire which used its affiliate Marketwire newswire service to disseminate the notice in the United States. The Company submitted a copy of this press release under cover of a Form 6-K, furnished on March 27, 2013.

Item 8.     Prior Form 15 Filers

Not applicable.

PART II

Item 9.     Rule 12g3-2(b) Exemption

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland in Canada. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make public and file on the System for Electronic Document Analysis and Retrieval (SEDAR) at www. sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate MD&A; a notice of any change to its corporate structure; documents regarding any reverse takeover; a notice of any change to its auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other information the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10.     Exhibits

Not applicable.

Item 11.     Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12- month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Premier Royalty Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Premier Royalty Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 27, 2013	PREMIER ROYALTY INC.

By: /s/ Abraham Drost
Abraham Drost
President and Chief Executive Officer